United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004


                                       OR


    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Union Group Incentive Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Union Group Incentive Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP


/s/ KPMG LLP


Shreveport, Louisiana
June 15, 2005

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                            2004           2003
-------------------------------------------------------------------------------
PLAN ASSETS
    Investments, at fair value                      $  45,695,966    37,355,922
    Contributions receivable - employer                    85,488        44,285
    Contributions receivable - participants                     -           729
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                   $  45,781,454    37,400,936
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2004

-------------------------------------------------------------------------------
Additions to net assets:
Investment income:
    Net appreciation in fair value of investments:
       Mutual funds                                              $    2,598,151
       Common stocks                                                    220,345
    Dividend and other income                                         1,105,803
    Interest income                                                     129,648
-------------------------------------------------------------------------------
           Net investment income                                      4,053,947
-------------------------------------------------------------------------------

Contributions:
    Participants                                                      5,409,119
    Company                                                           2,256,293
-------------------------------------------------------------------------------
           Total contributions                                        7,665,412
-------------------------------------------------------------------------------
           Total investment income and contributions                 11,719,359
-------------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                           3,338,841
-------------------------------------------------------------------------------

Net increase                                                          8,380,518

Net assets available for benefits:

    Beginning of year                                                37,400,936
-------------------------------------------------------------------------------

    End of year                                                  $   45,781,454
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Union Group Incentive Plan (the Plan) was established on June 1, 1983. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits as of December 31, 2004 and 2003 and changes in net assets available for benefits for the year ended December 31, 2004. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each eligible employee of CenturyTel, Inc. (the Company) whose compensation and conditions of employment are covered by certain collective bargaining agreements.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of his eligible pay; however, the total amount contributed to the Plan cannot exceed $13,000 for 2004 (as adjusted from year to year in accordance with Federal
      Law). The percentage of compensation a participant elects to defer applies to the participant's W-2 earnings not in excess of $205,000 for 2004 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee.

      Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2004 was $3,000; the amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to a percentage, as determined by the participant's applicable collective bargaining agreement, of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's eligible compensation contributed to the Plan by the employee. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). During 2004, the Company contributed $2,256,293 to the Plan, of which $2,170,805 related to contributions made to the Employer Match Account and $85,488 related to contributions made to the Additional Match Account.

      The interest of a participant in his Elective Deferral Account and his Rollover/Transfer Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Match Account and Additional Match Account vests as follows:

                  Years of Service                   Percentage Vested
                  ----------------                   -----------------

                   Less than 1                                 0%
                         1                                    20
                         2                                    40
                         3                                    60
                         4                                    80
                         5                                   100

      In the event of death, disability, or upon reaching age 65, the Employer Match Account and Additional Match Account become fully vested.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts may be utilized first to satisfy any restorations for the year. Any remaining forfeitures shall be applied to offset future employer contributions.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested investment accounts prior to normal distribution requirements being met. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account, the vested interest in an Employer Match Account or the vested interest in an Additional Match Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the vested account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2004, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Investment Valuation and Income Recognition

      Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market price on December 31, 2004 and 2003, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. However, the Company is required to comply with all relevant provisions of the applicable labor agreements.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2004:

      (a) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($2,073,771 and $1,436,200 at December 31, 2004 and
           2003, respectively).

      (b) Loan Fund - represents loans to participants from the participants' investment accounts ($2,550,968 and $2,162,354 at December 31, 2004 and 2003, respectively).

      (c) American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($1,840,983 at December 31, 2004).

      (d) Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($1,284,389 at December 31, 2004).

      (e) Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($481,213 at December 31, 2004).

      (f) Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in common stocks of small companies ($2,009,894 and $1,374,393 at December 31, 2004 and 2003,
           respectively).

      (g) PIMCO Low Duration III Institutional Fund - consists primarily of investments in debt securities with an average duration between one and three years ($32,723 at December 31, 2004).

      (h) PIMCO Total Return Fund - consists primarily of investments in debt securities ($4,639,479 and $4,477,022 at December 31, 2004 and 2003,
           respectively).

      (i) PIMCO NFJ Small Cap Value Institutional Fund - consists primarily of investments in common stocks of companies with market capitalizations between $100 million and $1.8 billion that have below average P/E ratios relative to their industries and U.S. depositary receipts ($177,748 at December 31, 2004).

      (j) T. Rowe Price Retirement Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($337,262 at December 31, 2004).

      (k) T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($866,417 at December 31, 2004).

      (l) T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($335,241 at December 31, 2004).

      (m) T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($437,652 at December 31, 2004).

      (n) T. Rowe Price Retirement 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($174,160 at December 31, 2004).

      (o) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($11,837,422 and $9,889,274 at December 31, 2004 and 2003, respectively).

      (p) T. Rowe Price Equity Index 500 Fund - consists of investments in the same stocks and in substantially the same percentages as the S&P
           500 Index ($5,881,778 and $5,072,812 at December 31, 2004 and 2003,
           respectively).

      (q) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($3,851,025 and $2,522,929 at December 31, 2004 and 2003, respectively).

      (r) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($6,883,841 and $6,940,871 at December 31, 2004 and 2003, respectively).

      Investments in T. Rowe Price Equity Index 500 Fund, Loan Fund, T. Rowe Price Summit Cash Reserves Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Mid-Cap Growth Fund and PIMCO Total Return Fund were each greater than 5% of assets available for benefits at December 31, 2004.

      A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions and contribution percentage at any time.

(3)   INCOME TAXES

      The Plan and related trust are designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in September 2003 related to the Plan.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Fidelity Investments (Fidelity), Capital Research and Management Company (Capital), Harris Associates (Harris), Morgan Stanley Investment Management Inc. (Morgan Stanley), or Pacific Investment Management Company (PIMCO). T. Rowe Price is the Trustee as defined by the Plan. Therefore,
      T. Rowe Price, Fidelity, Capital, Harris, Morgan Stanley, and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $84,785 for the year ended December 31, 2004.

(5)   CONCENTRATION OF INVESTMENTS

      Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Capital, Fidelity, Harris, Morgan Stanley or PIMCO. The remaining assets available for benefits are invested in CenturyTel Common Stock and loans to participants.

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

    Identity of issuer, borrower,                                                          Current
      lessor or similar party                      Description of Investment                Value
-------------------------------------------------------------------------------------------------------------
Investment in CenturyTel Common Stock            58,465   shares at $35.47 per share    $  2,073,771

Loan Fund (interest rates ranged
 from 4.75% to 12.5%)                                                                      2,550,968  (Note 1)

Investment in Mutual Funds for
 Qualified Employee Benefit Plans:
      Managed by Capital Research and
       Management Company:
           American Funds Amcap, R4              100,600  shares at $18.30 per share       1,840,983
      Managed by Fidelity Investments:
           Fidelity Diversified International     44,846  shares at $28.64 per share       1,284,389
      Managed by Harris Associates:
           Oakmark Equity & Income Fund, Class I  20,477  shares at $23.50 per share         481,213
      Managed by Morgan Stanley:
           Institutional Fund Small Company
            Growth Portfolio B                   167,212  shares at $12.02 per share       2,009,894
      Managed by PIMCO:
           PIMCO Low Duration III                  3,266  shares at $10.02 per share          32,723
           PIMCO Total Return Fund               434,815  shares at $10.67 per share       4,639,479  (Note 1)
           PIMCO Small Cap Value                   6,011  shares at $29.57 per share         177,748
      Managed by T. Rowe Price:
           Retirement Income Fund                 27,509  shares at $12.26 per share         337,262
           Retirement 2010 Fund                   61,711  shares at $14.04 per share         866,417
           Retirement 2020 Fund                   22,515  shares at $14.89 per share         335,241
           Retirement 2030 Fund                   28,236  shares at $15.50 per share         437,652
           Retirement 2040 Fund                   11,186  shares at $15.57 per share         174,160
           Equity Income Fund                    445,183  shares at $26.59 per share      11,837,422  (Note 1)
           Equity Index 500 Fund                 180,644  shares at $32.56 per share       5,881,778  (Note 1)
           Mid-Cap Growth Fund                    77,206  shares at $49.88 per share       3,851,025  (Note 1)
           Summit Cash Reserves Fund           6,883,841  shares at $1.00 per share        6,883,841  (Note 1)
-------------------------------------------------------------------------------------------------------------
                                                                                        $ 45,695,966
=============================================================================================================

Capital, Fidelity, Harris, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1)  These investments are greater than 5% of assets available for benefits.

        (2) Information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

                                  SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CenturyTel, Inc.
                                  Union Group Incentive Plan



June 27, 2005                     /s/ R. Stewart Ewing, Jr.
                                  ------------------------
                                  R. Stewart Ewing, Jr.
                                  Retirement Committee Member and
                                  Executive Officer of Issuer of Plan Securities

                                CENTURYTEL, INC.
                           UNION GROUP INCENTIVE PLAN

                                Index to Exhibits



      Exhibit
      Number
----------------------------------------------------------------------------

      23.1    Consent of Independent Registered Public Accounting Firm